UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

January 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Châteauban SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,921,400(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 15,921,400(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,921,400(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0003%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Châteauban SA had beneficial ownership of a total of 13,378,348, or 8.4030%, of the Ordinary Shares, no par value (“Shares”), of Euronav NV (the “Issuer”) as at December 31, 2017 (based on 159,208,949 Shares outstanding as at December 31, 2017 as reported by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission on January 26, 2018). Châteauban SA had sole voting power and sole dispositive power over all of the 13,378,348 Shares. Thereafter, on January 31, 2018, Châteauban SA’s beneficial ownership increased to a total of 15,921,400, or 10.0003%, of the Shares of the Issuer (based on 159,208,949 Shares outstanding as at December 31, 2017 as reported by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission on January 26, 2018).

CUSIP No. B38564108	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Euronav NV

(b)	Address of Issuer’s Principal Executive Offices De Gerlachekaai 20 2000 Antwerpen, Belgium

Item 2.

(a)	Name of Person Filing Châteauban SA

(b)	Address of the Principal Office or, if none, residence 3-7 rue Schiller, L-2519 Luxembourg, Luxembourg

(c)	Citizenship Châteauban SA is a société anonyme existing under the laws of the Grand-Duchy of Luxembourg

(d)	Title of Class of Securities Ordinary Shares, no par value (the “Shares”)

(e)	CUSIP Number B38564108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 15,921,400(1)

(b)	Percent of class: 10.0003%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 15,921,400(1)

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 15,921,400(1)

	(iv)	Shared power to dispose or to direct the disposition of: 0

(1) Châteauban SA had beneficial ownership of a total of 13,378,348, or 8.4030%, of the Shares of the Issuer as at December 31, 2017 (based on 159,208,949 Shares outstanding as at December 31, 2017 as reported by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission on January 26, 2018). Châteauban SA had sole voting power and sole dispositive power over all of the 13,378,348 Shares. Thereafter, on January 31, 2018, Châteauban SA’s beneficial ownership increased to a total of 15,921,400, or 10.0003%, of the Shares of the Issuer (based on 159,208,949 Shares outstanding as at December 31, 2017 as reported by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission on January 26, 2018).

(2) Percentages are based on 159,208,949 Shares outstanding as at December 31, 2017, as reported by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission on January 26, 2018.

CUSIP No. B38564108	13G	Page 4 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. B38564108	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2018

CHATEAUBAN SA

/s/ Patricia Verbeke
Name: Patricia Verbeke
Title: Director

/s/ Resurgam S.A.
Name: Resurgam S.A. represented by Freddy Bracke
Title: Director